Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the three months ended
March 31, 2019

May 6, 2019

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated May 6, 2019 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2019 and 2018 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2019. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Hudbay Arizona” refers to Hudbay Arizona Inc., our wholly-owned subsidiary, which indirectly owns a 100% interest in the Rosemont project.

Readers should be aware that:

–

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.

–

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

–	We use a number of non-IFRS financial performance measures in our MD&A.
–	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 40 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

As of January 1, 2019 we have adopted IFRS 16, Leases (“IFRS 16”). The Company applied this amendment prospectively. A reconciliation from the December 31, 2018 previously reported balances to the revised January 1, 2019 opening balances is disclosed in Note 4(b) of the consolidated interim financial statements.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company primarily producing copper concentrate (containing copper, gold, and silver), molybdenum concentrate and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Directly and through our subsidiaries, we own three polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and copper projects in Arizona and Nevada (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to be a responsible, top-tier operator of long-life, low-cost mines in the Americas. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima.

SUMMARY

–	Completed the Rosemont permitting process, acquired the minority joint venture interest and initiated an early works program for Rosemont.
–	Extended the 777 mine’s reserve life to the second quarter of 2022, and discovered the new zinc-rich 1901 Zone near Lalor.
–

Delivered a strong operating quarter, which included record mine production at Lalor, record throughput at the Stall concentrator and record copper recovery in the Constancia mill, and made progress on our announced improvement initiatives.

–	First quarter 2019 results are on track to meet all production, cost and capital spending guidance for 2019.
–

Operating cash flow before changes in non-cash working capital declined $42.2 million to $89.6 million in the first quarter of 2019 compared to the same quarter of 2018, due to lower realized metal prices and lower sales volumes.

–	Total liquidity, including cash and available credit facilities, was $940.3 million at March 31, 2019, up from $937.0 million as at December 31, 2018.
–	Announced a settlement agreement with Waterton that will result in the election of eleven nominees to Hudbay's Board of Directors.

Summary of First Quarter Results

Cash generated from operating activities decreased to $61.7 million in the first quarter of 2019 from $131.4 million in the same quarter of 2018. Operating cash flow before change in non-cash working capital was $89.6 million during the first quarter of 2019, reflecting a decrease of $42.2 million compared to the first quarter of 2018. The decrease in operating cash flow is the result of lower realized prices and lower sales volumes of copper, gold and zinc and higher cash costs, compared to the first quarter of 2018. Copper-equivalent production in the first quarter of 2019 decreased by 6% compared to the same period in 2018, primarily as a result of lower production in Manitoba following the closure of the Reed mine.

Net loss and loss per share in the first quarter of 2019 were $13.4 million and $0.05, respectively, compared to a net profit and earnings per share of $41.4 million and $0.16, respectively, in the first quarter of 2018.

Net loss and loss per share in the first quarter of 2019 were affected by, among other things, the following items:

(in $ millions, except per share amounts)	Pre-tax loss	After-tax gain (loss)	Per share gain (loss)

Non-cash deferred tax adjustments	—	3.2	0.01

Deferred revenue adjustment from increased reserves and resources	(22.3)	(15.9)	(0.06)

Pampacancha delivery obligation	(7.5)	(7.5)	(0.03)

In the first quarter of 2019, consolidated cash cost per pound of copper produced, net of by-product credits1, was $1.11, an increase compared to $0.98 in the same period last year. Cash costs per pound of copper produced, net of byproduct credits1, increased as a result of lower copper and zinc production and lower realized zinc prices. Incorporating sustaining capital, capitalized exploration, royalties, selling, administrative and regional costs, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits1, in the first quarter of 2019 was $1.81, which increased from $1.46 in the first quarter of 2018, driven mainly by the decrease in copper and zinc production as well as increases to general and administrative expenses arising primarily from share-based payment expenses.

Net debt1 increased by $26.0 million from December 31, 2018 to $491.5 million at March 31, 2019, primarily due to $27.9 million in working capital movements impacting cash generated. At March 31, 2019, total liquidity, including cash and available credit facilities, was $940.3 million, up from $937.0 million as at December 31, 2018.

__________________________________________________________________________________________________________________
1 Cash cost, all-in sustaining cash cost per pound of copper produced, net of by-product credits, net debt and combined unit costs are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

During the first quarter of 2019, we recorded a non-cash true up adjustment on our streaming revenues due mainly to a revised, higher estimate of reserves and resources at the 777 mine, as we extended the mine life by four months to the second quarter of 2022. The reduced deferred revenue drawdown rate for Manitoba which, in accordance with IFRS, is recalculated back to the inception of the stream, resulted in a pre-tax revenue reversal of approximately $16.3 million. There was also a similar non-cash adjustment made to finance costs related to the stream which resulted in increased finance expense of $6.0 million.

Revenue & operating cash flow before change in non-cash working capital
$400,000
$300,000
$200,000
$100,000
$0
(in thousands)
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Q1 2019
Revenue
Operating cash flow before stream deposit and change in non-cash working capital

Production on a copper equivalent basis
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
(tonnes)
65,457
65,567
66,368
61,609
61,098
59,277
56,858
57,866
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018*
Q4 2018*
Q1 2019*
Manitoba
Constancia

*Mining activities in Reed were completed in August 2018

Lower copper-equivalent production in the Manitoba business unit reflects the closure of the Reed mine in August 2018.

KEY FINANCIAL RESULTS

Financial Condition	Mar. 31, 2019	Dec. 31, 2018
(in $ thousands)

Cash and cash equivalents	485,867	515,497

Total long-term debt	977,413	981,030

Net debt[1]	491,546	465,533

Working capital	502,571	445,228

Total assets	4,713,899	4,685,635

Equity	2,160,898	2,178,856

1 Net debt is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Financial Performance	Three months ended
(in $ thousands, except per share amounts)	Mar. 31, 2019	Mar. 31, 2018

Revenue	292,258	386,656

Cost of sales	240,446	265,885

(Loss) profit before tax	(18,108)	73,103

(Loss) profit	(13,412)	41,445

Basic and diluted (loss) earnings per share	(0.05)	0.16

Operating cash flow before change in non-cash working capital	89,595	131,791

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Mar. 31, 2019				Mar. 31, 2018
		Peru	Manitoba	Total	Peru	Manitoba	Total
Contained metal in concentrate produced[1]
Copper	tonnes	31,843	6,129	37,972	31,551	7,655	39,206
Gold	oz	5,357	20,205	25,562	5,418	25,675	31,093
Silver	oz	634,930	284,265	919,195	645,886	331,252	977,138
Zinc	tonnes	-	28,037	28,037	-	28,782	28,782
Molybdenum	tonnes	304	-	304	64	-	64
Payable metal sold
Copper	tonnes	26,662	5,055	31,717	29,568	6,938	36,506
Gold	oz	6,218	16,411	22,629	4,907	21,150	26,057
Silver	oz	752,259	230,647	982,906	595,630	290,826	886,456
Zinc [2]	tonnes	-	22,954	22,954	-	25,452	25,452
Molybdenum	tonnes	234	-	234	137	-	137
Cash cost [3]	$ /lb	1.18	0.77	1.11	1.32	(0.38)	0.98
Sustaining cash cost [3]	$ /lb	1.39	2.82		1.47	1.03
All-in sustaining cash cost[3]	$ /lb			1.81			1.46

1 Metal reported in concentrate is prior to deductions associated with smelter contract terms.
2 Includes refined zinc metal sold and payable zinc in concentrate sold.
3 Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

RECENT DEVELOPMENTS

Pampacancha Developments

Negotiations with a local community to secure surface rights over the Pampacancha deposit are progressing, following the election of a new community council in the fourth quarter of 2018. We are continuing to take a disciplined, measured and patient approach to these negotiations, as this has proven to be an effective way of engaging in previous instances and is consistent with our proven long-term strategy for securing social license and developing our business in Peru. The southern Peru copper mining corridor has seen heightened political activity over the past several months; to date these activities have not impacted operations at our Constancia mine.

During April 2019, the local community with whom we are negotiating Pampacancha surface rights was added to a list of communities designated as indigenous by the Ministry of Culture for the purposes of Peru’s Consulta Previa law, which implements Peru’s commitment to ILO Convention 169 consultation requirements. As a result, once an agreement is reached with the local community to acquire the surface rights, the Consulta Previa law requires additional consultation between the Peruvian government and the local community before work can begin.

As a result of this change, although Pampacancha development activities may still be able to commence in 2019, we expect that ore production at Pampacancha will not begin until 2020, and have accordingly recognized an obligation to deliver additional precious metal credits to Wheaton Precious Metals in 2020.

Rosemont Developments

We concluded the permitting process at Rosemont in March 2019 with the receipt of the Section 404 Water Permit from the U.S. Army Corps of Engineers and the Mine Plan of Operations from the U.S. Forest Service. We are now in a position to proceed with development of the mine.

As part of the initial development plans, our Board has approved an early works program with spending of $122 million over and above the $20 million of Rosemont spending previously included in 2019 growth capital expenditure guidance. The early works program will be funded from cash on hand and is part of Rosemont’s total project capital cost estimate of $1,921 million as disclosed in the National Instrument ("NI") 43-101 technical report for Rosemont dated March 30, 2017. We plan to move ahead with early works and financing activities in parallel in 2019 and expects to seek Board approval to commence the construction of Rosemont by the end of the year; this would enable first production by the end of 2022.

On April 25, 2019, we completed the previously announced acquisition of United Copper & Moly LLC’s (“UCM”) 7.95% joint venture interest in Rosemont and paid UCM initial cash consideration of $45 million. This provides us with 100% ownership of Rosemont, allowing greater strategic flexibility with respect to capital structure and project financing alternatives. We intend to evaluate a variety of options, including the addition of a new, committed joint venture partner for the development of Rosemont. We expect to carry out this process in parallel with advancing the early works, with the objective to ultimately hold an approximate 70% interest in the project while maintaining operatorship.

On March 27, 2019, opponents of the Rosemont project filed a further lawsuit against the U.S. Army Corps of Engineers challenging, among other things, the issuance of the Section 404 Water Permit in respect of Rosemont. This lawsuit is one of several outstanding challenges against the Rosemont permitting process and we are confident the permits will continue to be upheld.

Snow Lake Exploration Update

In February 2019, we announced the discovery of 1901 Zone, located between the former producing Chisel North mine and Lalor mine. The discovery is situated less than 1,000 metres from an existing active underground ramp at a depth ranging from 520 to 620 metres and within 15 kilometres of the Stall concentrator.

The mineralization was first discovered in drill hole CH1901 completed in February 2019 and is interpreted as a volcanogenic massive sulphide deposit fed by a system of discrete copper-gold rich feeder zones intersected during previous drilling. We continue to delineate the deposit with several significant intersections to-date. The zone remains characterized by high-grade zinc with locally high-grade gold and silver content. The mineralization occurs along the hanging wall contact of the stratigraphic horizon hosting the Chisel North deposit.

The drill program continues from surface to define the lateral extent of this new discovery and establish the spatial continuity of the high-grade lenses located within the mineralized zone. Based on drilling success, an underground exploration platform may be developed later this year from the Chisel-Lalor ramp in order to access and further define the deposit. We expect to publish an initial resource estimate for the 1901 Zone in the second half of 2019.

During the first quarter of 2019, we reported mineral resource estimates for other 100%-owned deposits in the Snow Lake area, including the WIM, PEN II and New Britannia mine properties. Drilling activities for metallurgical testing, geotechnical investigations and engineering studies are underway at all three of these deposits with the expectation to upgrade the mineral resource estimates to mineral reserves with the 2019 annual year-end reserve and resource update. For additional information, please refer to the NI 43-101 technical report filed by us on SEDAR on March 28, 2019.

We also continue to advance exploration activities at Lalor where drilling has confirmed the extension of known high-grade lenses. Lalor in-mine exploration drilling will continue throughout the year and is expected to be incorporated in the annual mineral reserve and resource estimate at the end of the year.

777 Mine Life Extension

The 777 mine life has been extended to the second quarter of 2022, from the end of 2021, based on the most recent estimate of mineral reserves. The Flin Flon mill and zinc plant are also expected to continue operations until then.

Settlement Agreement with Waterton

Hudbay and Waterton Precious Metals Fund II Cayman, LP and Waterton Mining Parallel Fund Offshore Master, LP, each of which are managed by Waterton Global Resource Management, Inc. announced a settlement agreement, on May 3, 2019, that will result in the election of eleven nominees to Hudbay’s Board at the annual and special meeting of shareholders. A copy of the settlement agreement is available under Hudbay’s profile on SEDAR.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Guidance
				Annual
		Mar. 31, 2019	Mar. 31, 2018	2019
Ore mined [1]	tonnes	8,634,773	9,489,769
Copper	%	0.47	0.50
Gold	g/tonne	0.04	0.05
Silver	g/tonne	3.55	4.19
Ore milled	tonnes	7,993,062	7,851,169
Copper	%	0.46	0.50
Gold	g/tonne	0.04	0.05
Silver	g/tonne	3.53	4.10
Copper concentrate	tonnes	134,723	128,548
Concentrate grade	% Cu	23.64	24.54
Copper recovery	%	86.2	80.7
Gold recovery	%	52.2	44.9
Silver recovery	%	69.9	62.5
Combined unit operating costs[2,3]	$/tonne	8.87	8.92	7.90 - 9.70

1 Reported tonnes and grade for ore mined are estimates based on mine plan assumptions and may not reconcile fully to ore milled.
2 Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.
3 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore mined at our Constancia mine during the first quarter of 2019 was 9% lower compared to the same period in 2018 due to mining from areas with a higher stripping ratio than the areas mined in the first quarter of 2018, in line with the mine plan. Milled copper grades in the first quarter were approximately 8% lower than the same period in 2018 as we continue to mine lower grade phases, in line with the mine plan. Mill throughput in the first quarter of 2019 was consistent compared to the same period in 2018.

Copper, gold and silver recoveries in the first quarter of 2019 improved by 7%, 16% and 12%, respectively, compared to the same period in 2018 as a result of several metallurgical initiatives. While recoveries vary from quarter to quarter depending on the complexity and grade of the ore feed, the Company is seeing results from recovery improvement initiatives. These initiatives are part of key operational strategies that include continuous improvement efforts targeting flotation operating efficiencies (improvement at the washing station in column cells and water distribution in the processing plant), and the integration of an automated, advanced process control system in the grinding and bulk flotation circuits.

Combined mine, mill and G&A unit operating costs in the first quarter of 2019 were consistent with the same period in 2018. Higher molybdenum costs were due to higher production and were offset by lower administrative costs primarily driven by lower community relations spending during the quarter.

During the second quarter of 2019, a six day maintenance shutdown of the Constancia mill is planned. In addition to regular semi-annual maintenance work, we plan to install new equipment in support of efforts to optimize recoveries at Constancia. Combined unit costs in the second quarter of 2019 are expected to reflect correspondingly lower ore throughput and higher maintenance costs. In addition, in line with the mine plan, mined copper grades are expected to be lower than the annual average during the second quarter of 2019, which is expected to affect contained metal production and cash costs compared to other quarters in 2019. The maintenance shutdown and the variations in copper grade are consistent with the full year plan for Constancia, and we continue to expect production and cost guidance to be met for the full year 2019.

		Three months ended		Guidance
Contained metal in				Annual
concentrate produced		Mar. 31, 2019	Mar. 31, 2018	2019
Copper	tonnes	31,843	31,551	100,000 - 125,000
Gold	oz	5,357	5,418
Silver	oz	634,930	645,886
Molybdenum	tonnes	304	64	1,100 - 1,200
Precious metals[1]	oz	14,427	14,645	45,000 - 55,000

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

In the first quarter of 2019, production of copper was higher than the same period in 2018, mainly due to higher copper recoveries, partially offset by lower copper grades. Production of gold and silver during the first quarter of 2019 was lower than the same period in 2018 due to lower grades. We expect production for all metals and costs to be in line with guidance in 2019.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended

		Mar. 31, 2019	Mar. 31, 2018
Cash cost per pound of copper produced, net of by-product credits[1]	$/lb	1.18	1.32
Sustaining cash cost per pound of copper produced, net of by- product credits[1]	$/lb	1.39	1.47

1 Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on these non-IFRS financial performance measures, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2019 was $1.18, decreasing by 11% from the same period in 2018. The decrease in the quarter is primarily due to higher byproduct credits and lower administrative costs.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2019 was $1.39. This represents a decrease of 5% from the same period in 2018, due to the same factors mentioned above.

Metal Sold

		Three months ended

		Mar. 31, 2019	Mar. 31, 2018
Payable metal in concentrate
Copper	tonnes	26,662	29,568
Gold	oz	6,218	4,907
Silver	oz	752,259	595,630
Molybdenum	tonnes	234	137

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended

		Mar. 31, 2019	Mar. 31, 2018
777
Ore	tonnes	278,522	258,386
Copper	%	1.65	1.22
Zinc	%	3.18	4.86
Gold	g/tonne	1.70	2.08
Silver	g/tonne	21.75	30.11
Lalor
Ore	tonnes	388,483	322,554
Copper	%	0.76	0.67
Zinc	%	6.70	5.67
Gold	g/tonne	1.68	2.06
Silver	g/tonne	25.96	27.24
Reed[1]
Ore	tonnes	—	122,309
Copper	%	—	3.54
Zinc	%	—	0.93
Gold	g/tonne	—	0.70
Silver	g/tonne	—	9.43
Total Mines
Ore	tonnes	667,005	703,249
Copper	%	1.13	1.37
Zinc	%	5.23	4.55
Gold	g/tonne	1.69	1.83
Silver	g/tonne	24.21	25.20

1 Mining activities at Reed were completed in August 2018. Comparable 2018 numbers include 100% of Reed mine production. Hudbay purchased 30% of the Reed ore production from its joint venture partner on market-based terms.

		Three months ended

Unit Operating Costs[1,2]		Mar. 31, 2019	Mar. 31, 2018
Mines
777	C$/tonne	76.03	80.19
Lalor	C$/tonne	101.68	86.78
Reed	C$/tonne	—	92.63
Total Mines	C$/tonne	90.97	84.98

1 Reflects costs per tonne of ore mined. 2 Unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore mined at our Manitoba operations during the first quarter of 2019 decreased by 5% compared to the same period in 2018. This decrease is due to the closure of the Reed mine, which was partially offset by higher production volumes at both 777 and Lalor.

The higher production at 777 is attributable to improved availability of the scoop and truck fleet, and a focus on increasing the key performance indicators in the drilling, blasting and backfilling processes. Higher production volume at Lalor was due to having more mining fronts available and improvements to the stope cycle time. Overall, copper, gold and silver grades were 18%, 8%, and 4% lower, respectively, in the first quarter of 2019 compared to the same period of 2018. Zinc grade was 15% higher in the first quarter of 2019 compared to the same period of 2018. Grade variances for copper reflect anticipated grade decline due to the cessation of high-grade copper production from Reed following its closure, while grade variances for zinc, gold and silver were due to planned stope sequencing at 777 and Lalor. Unit operating costs for Lalor for the first quarter of 2019 increased by 17% compared to the same period in 2018 due to the costs associated with production ramp up as described below. Unit operating costs for 777 decreased by 5% for the first quarter of 2019 when compared to the same period in 2018 due to the reasons described below.

Ore mined at 777 in the first quarter of 2019 increased by 8%, compared to the same period last year. The higher production is attributable to improved availability of the scoop and truck fleet, and a focus on increasing the key performance indicators in the drilling, blasting and backfilling processes. Lower unit operating costs in the first quarter were driven by higher volumes.

Ore mined at Lalor in the first quarter of 2019 increased by 20% compared to the same period last year. The Lalor production ramp up to a nominal 4,500 tonnes per day was achieved in February 2019. Higher production volumes in the quarter were due to having more mining fronts available and improvements to the stope cycle time. Higher unit operating costs reflect increases to development metres required to access two additional mining fronts and the conversion to transverse mining methods in connection with the ramp up to 4,500 tonnes per day.

Processing Facilities

		Three months ended

		Mar. 31, 2019	Mar. 31, 2018
Flin Flon Concentrator
Ore	tonnes	289,244	391,627
Copper	%	1.55	1.73
Zinc	%	3.49	4.16
Gold	g/tonne	1.66	1.76
Silver	g/tonne	21.78	24.55
Copper concentrate	tonnes	16,744	27,176
Concentrate grade	% Cu	23.54	22.91
Zinc concentrate	tonnes	16,910	27,808
Concentrate grade	% Zn	49.41	49.57
Copper recovery	%	88.1	91.9
Zinc recovery	%	82.9	84.7
Gold recovery	%	61.8	64.8
Silver recovery	%	52.3	58.8
Contained metal in concentrate produced
Copper	tonnes	3,941	6,226
Zinc	tonnes	8,354	13,784
Precious metals[1]	oz	11,033	16,938
Stall Concentrator
Ore	tonnes	321,523	276,742
Copper	%	0.78	0.61
Zinc	%	6.75	5.85
Gold	g/tonne	1.75	2.07
Silver	g/tonne	26.89	27.72
Copper concentrate	tonnes	11,112	7,709
Concentrate grade	% Cu	19.69	18.53
Zinc concentrate	tonnes	38,493	29,403
Concentrate grade	% Zn	51.13	51.01
Copper recovery	%	87.2	85.1
Zinc recovery	%	90.7	92.7
Gold recovery	%	59.1	61.4
Silver recovery	%	64.2	60.6
Contained metal in concentrate produced
Copper	tonnes	2,188	1,429
Zinc	tonnes	19,683	14,998
Precious metals[1]	oz	13,233	13,469

1 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

		Three months ended		Guidance
				Annual
Unit Operating Costs[1]		Mar. 31, 2019	Mar. 31, 2018	2019
Concentrators
Flin Flon	C$/tonne	25.74	22.93
Stall	C$/tonne	25.79	27.35
Combined mine/mill unit operating costs[2,3]
Manitoba	C$/tonne	146	138	115 - 135

1 Reflects costs per tonne of milled ore.
2 Reflects combined mine, mill and G&A costs per tonne of milled ore. Comparable 2018 numbers include the cost of ore purchased from our joint venture partner at Reed mine.
3 Combined unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Ore processed in Flin Flon in the first quarter of 2019 was 26% lower than the same period in 2018. The lower processing volumes are a result of the Reed mine closure, and sustained improvements at the Stall concentrator resulting in less ore transported to Flin Flon for processing, partially offset by increased ore from the 777 mine.

Copper, zinc, gold and silver recoveries in the first quarter of 2019 were 4%, 2%, 5%, and 11% lower, respectively, compared with the same period in 2018. Unit operating costs at the Flin Flon concentrator were higher in the first quarter of 2019 compared to the same period in 2018 as a result of lower processed volumes.

Ore processed at the Stall concentrator was 16% higher, copper recoveries were 2% higher and zinc recoveries were 2% lower in the first quarter of 2019 compared with the same period in 2018, as a result of ongoing operational and maintenance improvements. Unit operating costs at the Stall concentrator were 6% lower in the first quarter of 2019 compared to the same period in 2018 as a result of increased throughput.

Manitoba combined mine, mill and G&A unit operating costs in the first quarter of 2019 were 6% higher than in the same period in 2018 due mainly to the Reed closure and higher mining costs at Lalor associated with the production ramp up. In addition, combined unit costs were negatively impacted due to transportation delays as excess ore from Lalor had to be transported to Flin Flon for processing, causing mined ore to exceed milled ore by 9% in the first quarter of 2019. The related mining costs are included in combined unit costs in the first quarter of 2019, while the excess ore inventory is expected to be drawn down in the second quarter. Combined unit costs are expected to be within the guidance range for the full year 2019.

		Three months ended		Guidance
Manitoba contained metal in concentrate				Annual
produced[1,2]		Mar. 31, 2019	Mar. 31, 2018	2019
Copper	tonnes	6,129	7,655	22,000 - 25,000
Gold	oz	20,205	25,675
Silver	oz	284,265	331,252
Zinc	tonnes	28,037	28,782	100,000 - 115,000
Precious metals[3]	oz	24,266	30,407	105,000 - 125,000

1 Includes 100% of Reed mine production.
2 Metal reported in concentrate is prior to deductions associated with smelter terms.
3 Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a ratio of 70:1.

In the first quarter of 2019, copper, gold, and silver production were 20%, 21%, and 14% lower, respectively, compared to the same period in 2018 due to the closure of Reed mine, partially offset by increased production at 777 and Lalor. Zinc production was 3% lower compared to the same period in 2018 due to lower zinc grades at 777, partially offset by higher grades at Lalor. Precious metals production in the first quarter of 2019 was also affected by the stope sequencing of Lalor gold zone ores and the timing of processing as this material is currently transported to the Flin Flon mill and blended to achieve optimal recoveries. Full year production for all metals is expected to be within their guidance ranges.

Zinc Plant

		Three months ended		Guidance
				Annual
Zinc Production		Mar. 31, 2019	Mar. 31, 2018	2019
Zinc Concentrate Treated
Domestic	tonnes	50,094	54,408
Refined Metal Produced
Domestic	tonnes	23,719	25,331	95,000 - 105,000

		Three months ended		Guidance
				Annual
Unit Operating Costs		Mar. 31, 2019	Mar. 31, 2018	2019
Zinc Plant [1,2]	C$/lb	0.51	0.51	0.47 - 0.55

1 Zinc unit operating costs include G&A costs.
2 Zinc unit costs is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under the "Non-IFRS Financial Reporting Measures" section of this MD&A.

Production of cast zinc in the first quarter of 2019 was 6% lower compared with the same period in 2018 as a result of reduced availability of zinc concentrate at the start of the quarter. Operating costs per pound of zinc metal produced were consistent with the same period in 2018.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended

		Mar. 31, 2019	Mar. 31, 2018
Cost per pound of copper produced

Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	0.77	(0.38)
Sustaining cash cost per pound of copper produced, net of by- product credits [1]	$/lb	2.82	1.03

Cost per pound of zinc produced

Cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	0.68	0.65
Sustaining cash cost per pound of zinc produced, net of by-product credits [1]	$/lb	1.13	1.03

1 Cash cost and sustaining cash cost per pound of copper & zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under the "Non-IFRS Financial Performance Measures" section of this MD&A.

In Manitoba, cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2019 was $0.77 per pound of copper produced. These costs were higher compared to the same period in 2018, primarily as a result of lower zinc and gold by-product revenue.

Sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2019 was $2.82, which is substantially higher than the prior year period due to higher cash costs and increased capital development expenditures at Lalor.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, in the first quarter of 2019 were higher compared to the same period last year as a result of the same cost factors and capital spending described above, combined with lower copper by-product revenue.

Metal Sold

		Three months ended

		Mar. 31, 2019	Mar. 31, 2018
Payable metal in concentrate
Copper	tonnes	5,055	6,938
Gold	oz	16,411	21,150
Silver	oz	230,647	290,826
Zinc	tonnes	—	1,700

Refined zinc	tonnes	22,954	23,752

FINANCIAL REVIEW

Financial Results

In the first quarter of 2019, we recorded a net loss of $13.4 million compared to a profit of $41.4 million for the same period in 2018, a decrease in profit of $54.8 million. The following table provides further details on these variances:

Three months ended
(in $ millions)	March 31, 2019
(Decrease) increase in components of profit or loss:
Revenues	(94.4)
Cost of sales
Mine operating costs	22.0
Depreciation and amortization	3.5
Net finance expense	(11.2)
Selling and administrative expenses	(9.2)
Other	(1.9)
Tax	36.4
(Decrease) increase in profit for the period	(54.8)

Revenue

Revenue for the first quarter of 2019 was $292.3 million, $94.4 million lower than the same period in 2018, primarily as a result of lower metal prices for all commodities, and lower copper, zinc and gold sales volumes, partially offset by higher silver sales volumes.

Three months ended
(in $ millions)	March 31, 2019

Metals prices[1]
Lower copper prices	(24.6)
Lower zinc prices	(16.5)
Lower gold prices	(0.5)
Lower silver prices	(2.6)
Sales volumes
Lower copper sales volumes	(30.5)
Lower zinc sales volumes	(9.0)
Lower gold sales volumes	(5.4)
Higher silver sales volumes	3.2
Other
Higher derivative mark-to-market gains	1.5
Molybdenum volume and pricing differences	2.5
Variable consideration adjustments	(16.5)
Effect of lower treatment and refining charges	4.0
Decrease in revenue in 2019 compared to 2018	(94.4)

1 See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended

(in $ millions)	Mar. 31, 2019	Mar. 31, 2018
Copper	202.3	256.9
Zinc	67.2	90.9
Gold	28.5	36.6
Silver	26.6	22.2
Molybdenum	6.3	3.3
Other metals	1.1	0.9
Gross revenue	332.0	410.8
Variable consideration adjustments	(16.3)	0.2
Pricing and volume adjustments[1]	(3.3)	(0.2)
Treatment and refining charges	(20.1)	(24.1)
Revenue	292.3	386.7

1 Pricing and volume adjustments represents mark-to-market adjustments on provisionally prices sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.

For further detail on variable consideration adjustments, refer to note 14 of our consolidated interim financial statements.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the first quarter in 2019 and 2018, respectively, are summarized below:

			Realized prices[1] for the
			Three months ended
		LME QTD
		2019[2]	Mar. 31, 2019	Mar. 31, 2018
Prices
Copper	$/lb	2.82	2.84	3.15
Zinc[3]	$/lb	1.23	1.31	1.64
Gold[4]	$/oz		1,347	1,343
Silver[4]	$/oz		25.34	28.95
Molybdenum	$/lb		12.47	13.08

1 Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.
2 London Metal Exchange average for copper and zinc prices.
3 This amount includes a realized sales price for the three months ended March 31, 2018 of $1.63 for cast zinc metal and $1.74 for zinc concentrate sold. All sales for the three months ended March 31, 2019 were cast zinc metal. Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues.
4 Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Wheaton Precious Metals, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payment rates can be found on page 22.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements.

Three months ended March 31, 2019

(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	202.3	67.2	28.5	26.6	6.3	1.1	332.0
Pricing and volume adjustments[2]	(3.7)	—	2.0	(1.7)	0.1	—	(3.3)
Derivative mark-to-market[3]	—	(1.0)	—	—	—	—	(1.0)
Revenue, excluding mark-to-market on non-QP hedges	198.6	66.2	30.5	24.9	6.4	1.1	327.7
Payable metal in concentrate sold [4]	31,717	22,954	22,629	982,906	234	—	—
Realized price [5]	6,264	2,884	1,347	25.34	27,489	—	—
Realized price [6]	2.84	1.31	—	—	12.47	—	—
Three months ended March 31, 2018

(in $ millions) [1]	Copper	Zinc	Gold	Silver	Molybdenum	Other	Total
Revenue per financial statements	256.9	90.9	36.6	22.2	3.3	0.9	410.8
Pricing and volume adjustments[2]	(3.2)	0.3	(1.6)	3.5	0.6	0.2	(0.2)
Derivative mark-to-market[3]	—	0.5	—	—	—	—	0.5
Revenue, excluding mark-to-market on non-QP hedges	253.7	91.7	35.0	25.7	3.9	1.1	411.1
Payable metal in concentrate sold [4]	36,506	25,452	26,057	886,456	137	—	—
Realized price [5]	6,951	3,605	1,343	28.95	28,842	—	—
Realized price [6]	3.15	1.64	—	—	13.08	—	—

1 Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
2 Pricing and volume adjustments represents mark-to-market adjustments on provisionally priced sales, realized and unrealized changes to fair value for non-hedge derivative contracts and adjustments to originally invoiced weights and assays.
3 Derivative mark-to-market excludes mark-to-market on QP hedges.
4 Copper and zinc shown in metric tonnes and gold and silver shown in ounces.
5Realized price for copper, zinc and molybdenum in $/metric tonne and realized price for gold and silver in $/oz.
6Realized price for copper, zinc and molybdenum in $/lb.

The price, quantity and mix of metals sold, affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title to customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended
		Mar. 31, 2019
		Manitoba	Peru
Gold	oz	3,614	3,507
Silver	oz	99,433	734,525
Gold deferred revenue drawdown rate[1,2]	$/oz	1,176	948
Gold cash rate[3]	$/oz	416	400
Silver deferred revenue drawdown rate[1,2]	$/oz	22.50	21.77
Silver cash rate[3]	$/oz	6.14	5.90

		Three months ended
		Mar. 31, 2018
		Manitoba	Peru
Gold	oz	5,132	3,247
Silver	oz	152,906	574,392
Gold deferred revenue drawdown rate[1]	$/oz	1,290	967
Gold cash rate [3]	$/oz	412	400
Silver deferred revenue drawdown rate[1]	$/oz	24.95	21.79
Silver cash rate [3]	$/oz	6.08	5.90

1 For the three months ended March 31, 2019 deferred revenue amortization is recorded in Manitoba at C$1,562/oz and C$29.89/oz for gold and silver (March 31, 2018 - C$1,635/oz and C$31.88/oz for gold and silver), respectively, and converted to US dollars at the exchange rate in effect at the time of revenue recognition.
2 Deferred revenue drawdown rates for gold and silver do not include variable consideration adjustments.
3 The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of Sales

Our detailed cost of sales is summarized as follows:

	Three months ended

(in thousands)	Mar. 31, 2019	Mar. 31, 2018
Peru
Mining	23,886	23,838
Milling	35,036	32,451
Changes in product inventory	(7,327)	(1,381)
Depreciation and amortization	49,316	53,696
G&A	12,525	17,456
Freight, royalties and other charges	14,075	14,383
Total Peru cost of sales	127,511	140,443
Manitoba
Mining	45,646	44,743
Milling	11,837	13,088
Zinc plant	17,031	18,834
Purchased ore and concentrate (before inventory changes)	—	7,528
Changes in product inventory	(9,890)	(9,444)
Depreciation and amortization	27,814	26,912
G&A	13,281	13,472
Freight, royalties and other charges	7,216	10,309
Total Manitoba cost of sales	112,935	125,442
Cost of sales	240,446	265,885

Total cost of sales for the first quarter of 2019 was $240.4 million, reflecting a decrease of $25.4 million from the first quarter of 2018. Cost of sales related to Peru decreased for the first quarter of 2019 compared to the same period of 2018 by $12.9 million. The decrease is the result of a build up of finished goods inventories and lower profit sharing costs. In Manitoba, cost of sales decreased by $12.5 million compared to the first quarter of 2018 primarily as a result of the closure of the Reed mine and the associated elimination of Reed ore purchases, as well as lower milling, freight, royalties and other charges. This decrease was partially offset by higher depreciation costs and cash costs.

For details on unit operating costs refer to the respective tables in the “Operations Review” section of this MD&A.

For the first quarter of 2019, other significant variances in expenses from operations, compared to the same period in 2018, include the following:

–

Selling and administrative expenses increased by $9.2 million compared to the same period in 2018. The increase was primarily due to higher stock based compensation charges as a result of the revaluation of previously issued share units, where the share price increased in the first quarter of 2019 and decreased in the first quarter of 2018.

–	Other operating expenses increased by $3.8 million compared to the first quarter of 2018 as a result of losses on disposition, permitting charges in Arizona and other regional costs.

–	Exploration expenses decreased by $1.9 million compared to the first quarter of 2018 due to the timing of spending for brownfield and grassroots exploration.

–	Finance income increased by $1.2 million as a result of higher interest earned in the period compared to the same quarter in 2018 due to higher cash balances.

–

Finance expenses increased by $6.7 million compared to the same quarter in 2018 primarily due to an increase in non-cash financing charges for our precious metals stream contracts in 2019. This charge was the result of the deferred revenue adjustment for the 777 stream arrangement driven by an increase in 777's reserve and resource estimates.

–

Other finance gains decreased by $5.6 million compared to the same period in 2018. The change is due to decreased foreign exchange gains of $4.9 million when compared to the same period last year, related to foreign exchange rate movements impacting certain monetary assets in the Manitoba business unit. In addition, net gains on the Company's financial assets and liabilities recognized at fair value through profit or loss decreased when compared to the same period last year.

Tax Expense (Recovery)

For the three months ended March 31, 2019, tax expense decreased by $36.4 million compared to the same period in 2018. The following table provides further details:

	Three months ended

(in $ thousands)	Mar. 31, 2019	Mar. 31, 2018
Deferred tax (recovery) expense - income tax [1]	$(12,380)	$9,035
Deferred tax (recovery) expense - mining tax [1]	3,010	(299)
Total deferred tax (recovery) expense	(9,370)	8,736
Current tax expense - income tax	6,009	15,979
Current tax (recovery) expense - mining tax	(1,335)	6,943
Total current tax expense	4,674	22,922

Tax (recovery) expense	$(4,696)	$31,658

1 Deferred tax expense (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

Applying the estimated Canadian statutory income tax rate of 27.0% to our loss before taxes of $18.1 million for the first quarter of 2019 would have resulted in a tax recovery of approximately $4.9 million; however, we recorded an income tax recovery of $6.4 million. The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

–

Increase in deferred tax recovery of approximately $2.9 million since certain Canadian non-monetary assets are recognized at historical cost while the tax bases of the assets change as exchange rates fluctuate, which creates a taxable temporary difference.

Mining Tax Expense

Applying the estimated Manitoba mining tax rate of 10.0% to our loss before taxes of $18.1 million for the first quarter of 2019 would have resulted in a tax recovery of approximately $1.8 million and we recorded a mining tax expense of $1.7 million. Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description of how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

–	10% of total mining taxable profit if mining profit is C$50 million or less;
–	15% of total mining taxable profit if mining profits are between C$55 million and C$100 million; and

–	17% of total mining taxable profit if mining profits exceed C$105 million.

We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and the Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2019, at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Secured Revolving Credit Facilities

We have two revolving credit facilities (the “Credit Facilities”) for our Canadian and Peruvian businesses, with combined total availability of $550 million and substantially similar terms and conditions. As at March 31, 2019, between our Credit Facilities we have drawn $95.6 million in letters of credit, leaving total undrawn availability of $454.4 million. As at March 31, 2019, we were in compliance with our covenants under the Credit Facilities.

Financial Condition

Financial Condition as at March 31, 2019 compared to December 31, 2018

Cash and cash equivalents decreased by $29.6 million during the first quarter to $485.9 million as at March 31, 2019. This decrease was mainly a result of non-cash working capital movements of $27.9 million, with operating cash flow before changes in non-cash working capital of $89.6 million funding $42.3 million of capital investments primarily at our Peru and Manitoba operations and cash used in financing activities of $52.3 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Although our cash and cash equivalents position decreased by $29.6 million, working capital increased by $57.3 million to $502.6 million from December 31, 2018 to March 31, 2019, primarily due to:

–	Trade and other payables decreased by $23.4 million primarily as a result of changes to interest accruals;
–	Current deferred revenue liabilities decreased by $4.8 million as a result of timing of sales and draw down on the liability;
–

Current receivables increased by $32.0 million primarily as a result of a reclassification of our receivable with our Rosemont joint venture partner, as well as an increase in refundable sales taxes receivable in Peru;

–

Current inventories increased by $33.3 million as a result of the timing of zinc and copper metal and concentrate shipments, as well as an increase in zinc and copper concentrate work in progress and stockpile inventories; and

–

The increase was partially offset by other financial liabilities which increased by $8.6 million and other financial assets which decreased by $4.9 million, mainly due to movements in our derivative liabilities and assets.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2019 and March 31, 2018:

	Three months ended

(in $ thousands)	Mar. 31, 2019	Mar. 31, 2018
Operating cash flow before changes in non-cash working capital	89,595	131,791
Change in non-cash working capital	(27,895)	(429)
Cash generated from operating activities	61,700	131,362
Cash (used in) generated by investing activities	(39,263)	(45,974)
Cash (used in) generated by financing activities	(52,253)	(48,739)
Effect of movement in exchange rates on cash and cash equivalents	186	(352)
(Decrease) increase in cash and cash equivalents	(29,630)	36,297

Cash Flow from Operating Activities

Cash generated from operating activities was $61.7 million during the first quarter of 2019, a decrease of $69.7 million compared with the same period last year. Operating cash flow before change in non-cash working capital was $89.6 million during the first quarter of 2019, reflecting a decrease of $42.2 million compared to the first quarter of 2018. The decrease in operating cash flow is the result of lower realized prices and lower sales volumes of copper, gold and zinc and higher cash costs, compared to the first quarter of 2018.

Cash Flow from Investing and Financing Activities

During the first quarter of 2019, we used $91.5 million in investing and financing activities, primarily driven by $42.3 million of capital expenditures, interest payments of $37.4 million, finance lease payments of $7.4 million and net financing fees paid of $5.5 million.

Capital Expenditures

The following summarizes accrued and cash additions to capital assets for the periods indicated:

	Three months ended		Guidance
			Annual[1]
(in $ millions)	Mar. 31, 2019	Mar. 31, 2018	2019
Manitoba sustaining capital expenditures	24.1	20.2	100.0
Peru sustaining capital expenditures [2]	10.5	9.3	95.0
Total sustaining capital expenditures	34.6	29.5	195.0
Arizona capitalized costs[3]	4.6	5.4	142.0
Peru growth capitalized expenditures	0.3	1.4	45.0
Manitoba growth capitalized expenditures	—	8.6	10.0
Other capitalized costs [4]	10.1	3.2
Capitalized exploration	0.9	1.2	15.0
Capitalized interest	3.3	3.3
Total other capitalized costs	19.2	23.1
Total accrued capital additions	53.8	52.6
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(13.7)	(1.1)
Capitalized interest	(3.3)	(3.3)
ROU asset additions	(2.5)	—
Changes in capital accruals and other	8.0	(1.8)
Total cash capital additions	42.3	46.4

1 Sustaining capital expenditure guidance excludes capitalized interest.
2 Peru sustaining capital expenditures includes capitalized stripping costs.
3 Initial guidance of $20.0 million
4 Other capitalized costs include decommissioning and restoration adjustments.

Sustaining capital expenditures in Manitoba for the three months ended March 31, 2019 were $24.1 million, an increase of $3.9 million compared to the same period in 2018. The increase in Manitoba sustaining capital expenditures compared to the same period last year was due to increased capital development expenditures at Lalor.

Sustaining capital expenditures in Peru for the three months ended March 31, 2019 were $10.5 million, which is consistent with the same period last year.

Manitoba growth capital spending for the three months ended March 31, 2018 was mainly focused on the construction of the Lalor paste backfill plant.

As disclosed in March 2019, the Board approved a $122 million early works program for Rosemont in addition to the $20 million of initial guidance for Arizona capitalized costs.

Capital Commitments

As at March 31, 2019, we had outstanding capital commitments in Canada of approximately $3.1 million primarily related to Lalor mine equipment, all of which can be terminated, approximately $37.5 million in Peru primarily related to sustaining capital costs and exploration and evaluation agreements, all of which can be terminated, and approximately $164.6 million in Arizona, primarily related to its Rosemont project, of which approximately $82.0 million cannot be terminated.

Contractual Obligations

The following table summarizes our significant contractual obligations as at March 31, 2019:

		Less than	13 - 36	37 - 60	More than
Payment Schedule (in $ millions)	Total	12 months	months	months	60 months
Long-term debt obligations[1]	1,401.0	78.9	155.8	520.5	645.8
Lease obligations	151.2	47.6	87.0	12.6	4.0
Purchase obligation - capital commitments	205.2	33.0	36.0	6.9	129.3
Purchase obligation - other commitments[2]	622.1	225.6	232.7	105.0	58.8
Pension and other employee future benefits obligations[3]	129.5	14.4	29.9	6.5	78.7
Decommissioning and restoration obligations[4]	203.9	1.2	0.6	7.0	195.1
Total	2,712.9	400.7	542.0	658.5	1,111.7

1 Long-term debt obligations include scheduled interest payments, as well as principal repayments.
2 Primarily made up of long-term agreements with operational suppliers, obligations for power purchase, concentrate handling, fleet and port services.
3 Discounted.
4 Before inflation.

In addition to the contractual obligations included in the above payment schedule, we also have the following commitments which impact our financial position:

–	A profit-sharing plan with most Manitoba employees;
–	A profit-sharing plan with all Peru employees;
–	Wheaton Precious Metals precious metals stream agreements for the 777 mine and Constancia mines;
–	A net smelter returns royalty agreement related to the 777 mine; and
–	Various royalty agreements related to the Constancia mine.

Liquidity

As at March 31, 2019, we had total liquidity of approximately $940.3 million, including $485.9 million in cash and cash equivalents, as well as $454.4 million in availability under our Credit Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of May 3, 2019, there were 261,272,151 common shares of Hudbay issued and outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2019		2018				2017
(in $ millions)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	292.3	351.8	362.6	371.3	386.7	424.4	380.2	336.0
Gross margin	51.8	75.2	85.3	92.5	120.8	145.0	119.6	88.0
Profit (loss) before tax	(18.1)	17.7	30.3	49.8	73.1	79.6	53.8	34.9
(Loss) profit	(13.4)	(3.5)	22.8	24.7	41.4	94.3	36.3	19.1
(Loss) earnings per share:
Basic and Diluted	(0.05)	(0.01)	0.09	0.09	0.16	0.36	0.15	0.08
Operating cash flow[1]	89.6	107.9	122.1	131.6	131.8	171.9	153.9	124.1

1 Operating cash flow before changes in non-cash working capital

Lower revenues in the first quarter of 2019 were a function of lower sales volumes of copper and zinc metal mainly due to lower grades of copper, lower base metal prices compared to earlier quarters and timing of shipments. Operating cash flow before changes in non-cash working capital compared to prior periods was also lower given the lower revenues. In addition, pre-tax revenue and finance expenses were negatively impacted by a $22.3 million charge due to a deferred revenue adjustment arising from higher reserves and resources. Finally, there was an additional delivery obligation of $7.5 million related to the expectation that mining of the Pampacancha deposit will not begin until 2020.

Revenue and operating cash flow were relatively consistent in 2018, following strong production and sales volumes in the fourth quarter of 2017.

Consistent increases in revenue and operating cash flow were realized across 2017 due to increasing copper and zinc prices.

For information on previous trends and quarterly reviews, refer to our MD&A dated for the year ended December 31, 2018 dated February 19, 2019.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the Company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Net Debt

The following table presents our calculation of net debt as at March 31, 2019 and December 31, 2018:

		Dec. 31,
(in $ thousands)	Mar. 31, 2019	2018
Total long-term debt	977,413	981,030
Cash and cash equivalents	(485,867)	(515,497)
Net debt	491,546	465,533

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

–

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

–

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

–

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

–

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A and regional costs. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2019 and 2018. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended
Net pounds of copper produced
(in thousands)	Mar. 31, 2019	Mar. 31, 2018
Peru	70,201	69,559
Manitoba	13,512	16,876
Net pounds of copper produced	83,713	86,435

Consolidated	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	197,561	2.36	216,159	2.50
By-product credits, net of deferred revenue	(104,230)	(1.25)	(131,077)	(1.52)
Cash cost, net of by-product credits	93,331	1.11	85,082	0.98

Consolidated	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	67,152	0.80	91,261	1.06
Gold [3]	17,038	0.20	36,563	0.42
Silver [3]	22,059	0.26	24,250	0.28
Molybdenum & other	7,491	0.09	4,939	0.06
Total by-product credits	113,740	1.36	157,013	1.82
Less: deferred revenue [3]	(9,510)	(0.11)	(25,936)	(0.30)
Total by-product credits, net of deferred revenue	104,230	1.25	131,077	1.52
Reconciliation to IFRS:
Cash cost, net of by-product credits	93,331		85,082
By-product credits	113,740		157,013
Change in deferred revenues	(9,510)		(25,936)
Treatment and refining charges	(20,143)		(24,103)
Share-based payment	426		17
Inventory adjustments	—		161
Change in product inventory	(17,217)		(10,825)
Royalties	2,689		3,868
Depreciation and amortization[2]	77,130		80,608
Cost of sales	240,446		265,885

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.
3 Gold and silver by-product credits and deferred revenue both reflect the $16.3 million revenue adjustment primarily associated with the increase in reserves and resources at the 777 mine.

Peru	Three months ended
(in thousands)	Mar. 31, 2019	Mar. 31, 2018
Net pounds of copper produced[1]	70,201	69,559

1 Contained copper in concentrate.

Peru	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	23,886	0.34	23,838	0.34
Milling	35,036	0.50	32,451	0.47
G&A	12,440	0.18	17,285	0.25
Onsite costs	71,362	1.02	73,574	1.06
Treatment & refining	15,018	0.21	16,251	0.23
Freight & other	12,755	0.18	12,944	0.19
Cash cost, before by-product credits	99,135	1.41	102,769	1.48
By-product credits, net of deferred revenue	(16,225)	(0.23)	(11,241)	(0.16)
Cash cost, net of by-product credits	82,910	1.18	91,528	1.32

Peru	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Gold	8,404	0.12	5,294	0.08
Silver	22,181	0.32	17,505	0.25
Molybdenum	6,426	0.09	3,944	0.06
Total by-product credits	37,011	0.53	26,743	0.38
Less: deferred revenue	(20,786)	(0.30)	(15,502)	(0.22)
Total by-product credits, net of deferred revenue	16,225	0.23	11,241	0.16
Reconciliation to IFRS:
Cash cost, net of by-product credits	82,910		91,528
By-product credits	37,011		26,743
Change in deferred revenues	(20,786)		(15,502)
Treatment and refining charges	(15,018)		(16,251)
Inventory adjustments	—		161
Share-based payment	85		10
Change in product inventory	(7,327)		(1,381)
Royalties	1,320		1,439
Depreciation and amortization[2]	49,316		53,696
Cost of sales	127,511		140,443

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2019	Mar. 31, 2018
Net pounds of copper produced[1]	13,512	16,876

1 Contained copper in concentrate.

Manitoba	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Mining	45,646	3.38	44,743	2.65
Milling	11,837	0.88	13,088	0.78
Refining (zinc)	17,031	1.26	18,834	1.12
G&A	12,940	0.96	13,465	0.80
Purchased ore and zinc concentrates	—	0.00	7,528	0.45
Onsite costs	87,454	6.47	97,658	5.79
Treatment & refining	5,125	0.38	7,852	0.47
Freight & other	5,847	0.43	7,880	0.47
Cash cost, before by-product credits	98,426	7.28	113,390	6.72
By-product credits, net of deferred revenue	(88,005)	(6.51)	(119,836)	(7.10)
Cash cost, net of by-product credits	10,421	0.77	(6,446)	(0.38)

Manitoba	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	67,152	4.97	91,261	5.41
Gold	8,634	0.64	31,269	1.85
Silver	(122)	(0.01)	6,745	0.40
Other	1,065	0.08	995	0.06
Total by-product credits	76,729	5.68	130,270	7.72
Less: deferred revenue	11,276	0.83	(10,434)	(0.62)
Total by-product credits, net of deferred revenue	88,005	6.51	119,836	7.10
Reconciliation to IFRS:
Cash cost, net of by-product credits	10,421		(6,446)
By-product credits	76,729		130,270
Change in deferred revenues	11,276		(10,434)
Treatment and refining charges	(5,125)		(7,852)
Share-based payment	341		7
Change in product inventory	(9,890)		(9,444)
Royalties	1,369		2,429
Depreciation and amortization[2]	27,814		26,912
Cost of sales	112,935		125,442

1 Per pound of copper produced.
2 Depreciation is based on concentrate sold.

Consolidated	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
All-in sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	93,331	1.11	85,082	0.98
Sustaining capital expenditures	38,779	0.46	29,426	0.34
Capitalized exploration	905	0.01	1,211	0.01
Royalties	2,689	0.03	3,868	0.04
Sustaining cash cost, net of by-product credits	135,704	1.62	119,587	1.38
Corporate selling and administrative expenses & regional costs	16,116	0.19	6,476	0.07
All-in sustaining cash cost, net of by-product credits	151,820	1.81	126,063	1.46

Peru	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	82,910	1.18	91,528	1.32
Sustaining capital expenditures	13,370	0.19	9,264	0.13
Royalties	1,320	0.02	1,439	0.02

Sustaining cash cost per pound of copper produced	97,600	1.39	102,231	1.47

Manitoba	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Sustaining cash cost per pound of copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net of by-product credits	10,421	0.77	(6,446)	(0.38)
Sustaining capital expenditures	25,409	1.88	20,162	1.20
Capitalized exploration	905	0.07	1,211	0.07
Royalties	1,369	0.10	2,429	0.14
Sustaining cash cost per pound of copper produced	38,104	2.82	17,356	1.03

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced (“zinc cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as the primary metal of production as it is the largest component of revenues for our Manitoba business unit and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

–

Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

–

Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flow and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at our Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

–

Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2019 and 2018. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2019	Mar. 31, 2018
Net pounds of zinc produced[1]	61,811	63,453

1 Contained zinc in concentrate.

Manitoba	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits[1]	98,426	1.59	113,390	1.79
By-product credits	(56,380)	(0.91)	(71,831)	(1.14)
Zinc cash cost, net of by-product credits	42,046	0.68	41,559	0.65

1 For additional detail on cash cost, before by-product credits please see page 33 of this MD&A.

Manitoba	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Supplementary cash cost information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Copper	35,527	0.57	43,256	0.68
Gold	8,634	0.14	31,269	0.49
Silver	(122)	0.00	6,745	0.11
Other	1,065	0.02	995	0.02
Total by-product credits	45,104	0.73	82,265	1.30
Less: deferred revenue	11,276	0.18	(10,434)	(0.16)
Total by-product credits, net of deferred revenue	56,380	0.91	71,831	1.14
Reconciliation to IFRS:
Cash cost, net of by-product credits	42,046		41,559
By-product credits	45,104		82,265
Change in deferred revenues	11,276		(10,434)
Treatment and refining charges	(5,125)		(7,852)
Share-based payment	341		7
Change in product inventory	(9,890)		(9,444)
Royalties	1,369		2,429
Depreciation and amortization[2]	27,814		26,912
Cost of sales	112,935		125,442

1 Per pound of zinc produced.
2 Depreciation is based on concentrate sold.

Manitoba	Three months ended
	Mar. 31, 2019		Mar. 31, 2018
Sustaining cash cost per pound of zinc produced	$000s	$/lb	$000s	$/lb
Zinc cash cost, net of by-product credits	42,046	0.68	41,559	0.65
Sustaining capital expenditures	25,409	0.41	20,162	0.32
Capitalized exploration	905	0.01	1,211	0.02
Royalties	1,369	0.02	2,429	0.04
Sustaining cash cost per pound of zinc produced	69,729	1.13	65,361	1.03

Combined Unit Cost & Zinc Plant Unit Cost Reconciliation

Combined unit cost (“unit cost”) and zinc plant unit cost is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our mining and milling operations. Combined unit cost and zinc plant unit cost are calculated by dividing the cost of sales by mill throughput. This measure is utilized by management and investors to assess our cost structure and margins and compare it to similar information provided by other companies in our industry. Unlike cash cost, this measure is not impacted by variability in by-product commodity prices since there are no by-product deductions; costs associated with profit-sharing and similar costs are excluded because of their correlation to external metal prices. In addition, the unit costs are reported in the functional currency of the operation which minimizes the impact of foreign currency fluctuations. In all, the unit cost measures provide an alternative perspective on operating cost performance with minimal impact from external market prices.

The tables below present a detailed combined unit cost and zinc plant unit costs for the Manitoba business unit and combined unit cost for the Peru business unit, and reconciliations between these measures to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2019 and 2018.

Peru	Three months ended
(in thousands except unit cost per tonne)
	Mar. 31,	Mar. 31,
Combined unit cost per tonne processed	2019	2018
Mining	23,886	23,838
Milling	35,036	32,451
G&A [1]	12,440	17,285
Less: Other G&A [2]	(426)	(3,530)
Unit cost	70,936	70,044
Tonnes ore milled	7,993	7,851
Combined unit cost per tonne	8.87	8.92

Reconciliation to IFRS:
Unit cost	70,936	70,044
Freight & other	12,755	12,944
Other G&A	426	3,530
Share-based payment	85	10
Inventory reversals	—	161
Change in product inventory	(7,327)	(1,381)
Royalties	1,320	1,439
Depreciation and amortization	49,316	53,696
Cost of sales	127,511	140,443

1 G&A as per cash cost reconciliation above.
2 Other G&A primarily includes profit sharing costs.

Manitoba	Three months ended
(in thousands except tonnes ore milled and unit cost per tonne)
	Mar. 31,	Mar. 31,
Combined unit cost per tonne processed	2019	2018
Mining	45,646	44,743
Milling	11,837	13,088
G&A [1]	12,940	13,465
Less: G&A allocated to zinc metal production	(3,223)	(3,847)
Less: Other G&A related to profit sharing costs	—	(2,002)
Purchased ore and zinc concentrates	—	7,528
Unit cost	67,200	72,975
USD/CAD implicit exchange rate	1.33	1.26
Unit cost - C$	89,328	92,382
Tonnes ore milled	610,767	668,369
Combined unit cost per tonne - C$	146	138

Reconciliation to IFRS:
Unit cost	67,200	72,975
Freight & other	5,847	7,880
Refined (zinc)	17,031	18,834
G&A allocated to zinc metal production	3,223	3,847
Other G&A related to profit sharing	—	2,002
Share-based payment	341	7
Change in product inventory	(9,890)	(9,444)
Royalties	1,369	2,429
Depreciation and amortization	27,814	26,912
Cost of sales	112,935	125,442

1 G&A as per cash cost reconciliation above.

Manitoba	Three months ended
(in thousands except zinc plant unit cost per pound)
	Mar. 31,	Mar. 31,
Zinc plant unit cost	2019	2018
Zinc plant costs	17,031	18,834
G&A [1]	12,940	13,465
Less: G&A allocated to other areas	(9,717)	(7,616)
Less: Other G&A related to profit sharing	—	(2,002)
Zinc plant unit cost	20,254	22,681
USD/CAD implicit exchange rate	1.33	1.26
Zinc plant unit cost - C$	26,915	28,661
Refined metal produced (in pounds)	52,291	55,845
Zinc plant unit cost per pound - C$	0.51	0.51
Reconciliation to IFRS:
Zinc plant unit cost	20,254	22,681
Freight & other	5,847	7,880
Mining	45,646	44,743
Milling	11,837	13,088
Purchased ore and zinc concentrates	—	7,528
G&A allocated to other areas	9,717	7,616
Other G&A related to profit sharing	—	2,002
Share-based payment	341	7
Change in product inventory	(9,890)	(9,444)
Royalties	1,369	2,429
Depreciation and amortization	27,814	26,912
Cost of sales	112,935	125,442

1 G&A as per cash cost reconciliation above.

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

As of January 1, 2019, we have adopted IFRS 16, Leases (“IFRS 16”).

For information on new standards and interpretations not yet adopted, refer to note 4 of our March 31, 2019 consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our March 31, 2019 condensed consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the three months ended March 31, 2019 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, the expected benefits of implementing the metallurgical recovery and optimization initiatives at Constancia processing plant and expectations regarding the schedule for acquiring the Pampacancha surface rights and mining the Pampacancha deposit, the anticipated timing, cost and benefits of developing the Rosemont project and any litigation challenging Rosemont's permits, expectations regarding the financing, sanctioning and schedule for developing the Rosemont project, expectations regarding the Lalor gold strategy, including the refurbishment of the New Britannia mill, the low costs of the operation and the possibility of optimizing the value of our gold resources in Manitoba, the future potential of Zone 1901, the possibility of converting inferred mineral resource estimates to higher confidence categories, the potential and our anticipated plans for advancing our mining properties surrounding Constancia and the Ann Mason project, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

–	the schedule for the refurbishment of the New Britannia mill,
–	and the success of the Lalor gold strategy;
–	successfully advancing the early works program and financing plan for Rosemont;
–	the ability to secure required land rights to develop and commence mining the Pampacancha deposit;
–	the success of mining, processing, exploration and development activities;
–	the scheduled maintenance and availability of our processing facilities;
–	the accuracy of geological, mining and metallurgical estimates;
–	anticipated metals prices and the costs of production;
–	the supply and demand for metals we produce;
–	the supply and availability of all forms of energy and fuels at reasonable prices;
–	no significant unanticipated operational or technical difficulties;
–	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
–	the availability of additional financing, if needed;
–	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
–	the timing and receipt of various regulatory and governmental approvals;
–	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
–

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor mine;

–	no significant unanticipated challenges with stakeholders at our various projects;
–	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;
–	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
–	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
–	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
–	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the new Lalor mine plan, including the schedule for the refurbishment of the New Britannia mill and the ability to convert inferred mineral resource estimates to higher confidence categories, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights and the impact of any schedule delays), dependence on key personnel and employee and union relations, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our other material mineral projects contained in this MD&A has been approved by Olivier Tavchandjian, P. Geo, our Vice President, Exploration and Geology. Messrs. Meagher and Tavchandjian are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources at Hudbay's material properties, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.